0BUNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of May 2011

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE

Combined Shareholders’ Meeting, May 17, 2011

Paris, May 17, 2011. The Combined Shareholders’ Meeting of Veolia Environnement took place at the Carrousel du Louvre in Paris, on Tuesday, May 17, 2011, under the chairmanship of Antoine Frérot, Chairman and Chief Executive Officer of the Company. All of the resolutions submitted to the Combined Shareholders’ Meeting were carried by wide majorities.

In particular, the Shareholders:

●	reelected the following directors for four-year terms expiring on the occasion of the shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2014:

■	Jean Azéma;
■	Pierre-André de Chalendar;
■	Baudouin Prot;
■	Louis Schweitzer;

●
approved the option to receive payment of the 2010 dividend of 1.21 euro either in shares or in cash. Shareholders may opt(1) for the payment of the dividend in shares between May 23, 2011 and June 7, 2011 inclusive, by sending their request to their financial intermediary. The issue price of the new shares resulting from exercise of the option for the payment of the dividend in shares was set at 18.74 euros after applying a 10% discount. For shares listed on the NYSE Euronext Paris regulated market, the ex-dividend date will be May 23, 2011(2) and the dividend will be made payable in cash or in shares as from June 17, 2011(3);

●	approved the company financial statements and the consolidated financial statements for fiscal year 2010.

See www.finance.veolia.com for the results of voting on the resolutions and a full webcast of the Combined Shareholders’ Meeting.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 315,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation.
Veolia Environnement recorded revenue of €34.8 billion in 2010. www.veolia.com.

Analyst and institutional investor contact: Ronald Wasylec - Tel +33 1 71 75 12 23.

US Investors contact: Terri Anne Powers - Tel +1 312-552-2890.

For press releases see http://www.finance.veolia.com

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(1)
Important information for non-resident shareholders: Foreign legal restrictions may apply to the payment of the dividend in shares. These shareholders are required to take cognizance of applicable conditions under the laws and rules of their country of residence.

(2)	ADR holders may be subject to different election and payment dates and should consult the depositary for details.
(3)
Practical arrangements for the option to receive payment of the dividend in shares or in cash will be communicated to shareholders of Veolia Environnement by their financial intermediaries. See www.finance.veolia.com for details of these arrangements.

PRESS RELEASE

Veolia Environnement 2010 Dividend

Paris, May 17, 2011. Veolia Environnement’s General Shareholders’ Meeting, held on May 17, 2011 in Paris, has approved the proposed dividend for the fiscal year 2010 of €1.21 per share and has decided that each shareholder will be allowed to elect to receive the dividend payment in cash or in newly-issued common stock in the Company, the option for payment in shares applying to the entire amount of dividend to which the shareholder is entitled.

The issuance price for the newly-issued common stock which will be issued in consideration for the dividend is set at €18.74. This price is equal to 90% of the average opening prices for the Company’s shares over the twenty trading sessions on the regulated stock market Euronext Paris preceding the date of the General Shareholders’ Meeting, less the amount of the dividend declared at such meeting (i.e. €1.21 per share) and rounded up to the next highest euro cent.

The maximum total number of newly-issued shares which may be issued for the purposes of paying the dividend in shares is 32,227,476, which represents approximately 6.07% of the share capital and 6.23% of the exercisable voting rights in the Company, based on the number of shares in circulation on April 30, 2010 plus the maximum possible number of such newly-issued shares.

The dividend for the 2010 fiscal year shall be paid to holders as at the close of business on May 20, 2011, and payment will begin on June 17, 2011.

The shares issued in this manner shall carry entitlement to dividends as from January 1, 2011 and shall be the object of subsequent listing requests on Euronext Paris and the NYSE.  They shall carry the same rights and restrictions as common shares in circulation, as described in the Company’s Articles of Association and the 2010 Registration Document/Annual Financial Report available on the Company’s internet website (www.finance.veolia.com).

Shareholders may opt for the payment of the dividend in cash or for the payment of the dividend in new shares starting on May 23, 2011 up to and including June 7, 2011, by sending their request to the financial intermediaries that are authorized to pay said dividend or, for shareholders listed in the issuer-registered accounts held by the Company, to its authorized representative (Société Générale, Département des titres et bourse, 32 rue du Champ-de-Tir, BP 81236 Nantes Cedex 3). After the June 7, 2011 deadline, the dividend shall only be paid in cash.1

After the deadline for the option expires, the shareholders who have not opted for payment of the dividend in shares will receive the dividend in cash starting on June 17, 2011. For the shareholders who opted for the payment of the dividend in shares, the shares will be delivered as from the same date.

If the amount of the dividends for which the option is exercised does not correspond to a whole number of shares, shareholders may receive the immediately higher number of shares by paying the difference in cash on the date they exercise the option, or receive the immediately lower number of shares, plus the balance in cash.

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1 ADR holders may be subject to different election and payment dates and should consult the depositary for details.

This press release, which has been prepared in conformity with Annex III of AMF Instruction n° 2005-11 dated December 13, 2005, is provided for information purposes only and does not constitute an offer to purchase securities. This press release and any other document relating to payment of dividends in shares may only be published outside of France in conformity with applicable local laws and regulations and shall not constitute an offer for securities in jurisdictions where such an offer would violate applicable local law. The option to receive the fiscal year 2010 dividend in shares is not open to shareholders residing in any jurisdiction where such option would give rise to a registration requirement or require the granting of any authorization from local securities regulators; shareholders residing outside of France are required to inform themselves of any restrictions which may apply under their local law and comply with such restrictions. In any event, this option is open to shareholders residing in a Member State of the European Union, the United States of America, Canada and Switzerland; orders originating from other countries will not be accepted. The information required for a public offering of new shares in Switzerland pursuant to article 652a paragraph 1 of the Swiss Code of Obligations can be found on the Company’s website at www.finance.veolia.com.  Shareholder must inform themselves of the conditions and consequences of the exercise of such option, which may be applicable under local law. In making their decision to receive the dividend in shares, shareholders must consider the risks associated with an investment in shares.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 315,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation.
Veolia Environnement recorded revenue of €34.8 billion in 2010. www.veolia.com

Analysts’ and institutional investors’ contact: Ronald Wasylec – Tel +33 (0)1 71 75 12 23

US Investors contact: Terri Anne Powers – Tel +1 312-552-2890

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 18, 2011

VEOLIA ENVIRONNEMENT By: /s/ Olivier Orsini
Name: Olivier Orsini Title: Secretary General